Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Financial and Operational Results for 2024
Highlighted by Significant Advancement of the Phoenix Project

Toronto, ON – March 13, 2025. Denison Mines Corp. (‘Denison’ or the ‘Company’) (TSX: DML, NYSE American: DNN) today filed its Audited Consolidated Financial Statements and Management’s Discussion & Analysis (‘MD&A’) for the year ended December 31, 2024. Both documents will be available on the Company’s website (at www.denisonmines.com), SEDAR+ (at www.sedarplus.ca) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.
David Cates, President and CEO of Denison commented, “The Denison team was active across all aspects of our business in 2024, and owing to several important achievements during the year, we are well-positioned to execute on our objective to build and operate the next new large-scale uranium mine in northern Saskatchewan.

We significantly advanced the regulatory approvals process for our Phoenix In-Situ Recovery (‘ISR’) project, culminating in the Canadian Nuclear Safety Commission (‘CNSC’) scheduling a two-part public hearing (‘Hearing’) for the project to occur in late 2025, which could allow for project approvals and start of construction in early 2026 and for first production to be achieved, in line with our previous guidance, by the first half of 2028.

In anticipation of this timeline, our operations team has progressed our detailed design engineering efforts for Phoenix – having achieved approximately 65% completion of total engineering by the end of 2024.  With clarity on the Hearing schedule, our operations team can now finalize our construction plans with greater precision and with an objective to be ready to commence construction shortly after receiving the necessary regulatory approvals.

We also announced the signing of a Mutual Benefits Agreement with Kineepik Métis Local #9, a Community Benefit Agreement with the northern Village of Pinehouse Lake, and a Sustainable Communities Investment Agreement with multiple northern municipalities.  With each of these agreements, Denison has obtained further consent and support for mine development and operations on the Wheeler River property.

Beyond Wheeler River, there were notable developments from our McClean Lake and Midwest joint ventures with Orano Canada Inc. (‘Orano Canada’) and our exploration project portfolio.  At McClean Lake, development work progressed at the McClean North deposit in preparation for the restart of mining in 2025, which will use the joint venture’s patented Surface Access Borehole Resource Extraction (‘SABRE’) mining method.  At Midwest, an inaugural ISR field test program was completed, which validated key assumptions and advanced our evaluation of the potential use of ISR mining at Midwest.  In an effort to amplify our exposure to exploration discovery, we also entered into agreements with each of Foremost Clean Energy (Nasdaq: FMST) and Cosa Resources (TSX-V: COSA) to collaborate on the exploration of several of Denison’s non-core exploration properties.

Our diverse portfolio of Athabasca Basin uranium mining, development and exploration projects provides Denison with several levers to enhance our exposure to the ongoing positive evolution of the uranium market.  Despite recent volatility on the spot market, where transactions are often discretionary and volumes can be sporadic, the market for long-term supply contracts continues to demonstrate strength, as evidenced by the 16% increase in UxC’s long-term price indicator from US$68.00/lb U3O8 to US$79.00/lb U3O8 during 2024.

Looking ahead, we entered 2025 with a strong debt-free balance sheet that can support Denison’s ambitious plans for this year and beyond.  While we continue to invest in exploration and evaluation programs at our pipeline properties, we remain laser focused on readying Phoenix for a Final Investment Decision (‘FID’) and the commencement of construction in early 2026.  Accordingly, our efforts will continue to concentrate on the completion of (i) detailed engineering design, (ii) provincial and federal licencing and permitting, (iii) pre-FID construction planning and field work, and (iv) long-lead procurement activities, including the expected purchase of over $60 million in additional equipment that is reflected in the initial capital purchases estimated in our 2023 Phoenix Feasibility Study (‘Phoenix FS’)”

Highlights

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Significant Progress Achieved in the Regulatory Approvals Process for the Phoenix ISR Project

Multiple key regulatory milestones were achieved in late 2024, including (i) completion of the technical review phase of the federal EA approval process in November, (ii) acceptance by the CNSC of the Company's final Environmental Impact Statement (‘EIS’) for the Project in December, and (iii) the CNSC's determination of the sufficiency of Denison's Licence to Prepare and Construct a Uranium Mine and Mill (‘Licence’) application, also in November.

These accomplishments indicate that the CSNC staff support the advancement of the Project. Accordingly, the CNSC Registrar has set the schedule for the Hearing for the Wheeler River Uranium Project (‘Wheeler River’). The Hearing is scheduled to be held in two parts (October 8, 2025, and December 8 to 12, 2025) and represents the final step in the federal approval process for the Project's Environmental Assessment (‘EA’) and Licence.

Additionally, in October 2024, Denison submitted a final EIS to the Saskatchewan Ministry of Environment (‘MOE’), in substantially the same form as the EIS that has been submitted to the CNSC. The province completed a public and Indigenous review period on the EIS in November and December 2024, of which the comments received will be considered in the issuance of a Ministerial Decision for the EA.

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Achieved Approximately 65% Completion of Total Engineering for Phoenix

In January 2024, Denison awarded a contract for approximately $16 million to Wood Canada Limited (‘Wood’), for the completion of detailed design engineering for the Phoenix ISR project. The contracted scope of the facilities to be designed by Wood is extensive. The work commenced in the first quarter of 2024 and is expected to be substantially completed in the third quarter of 2025. Throughout 2024, the Company continued to focus its efforts on the advancement of Phoenix towards a FID, in support of its objective to achieve first production by the first half of 2028, including the advancement of Phoenix detailed design engineering activities to support an FID.

Total engineering completion at end of 2024 was approximately 65%, supported by finalization of process design, piping and instrumentation diagrams (‘P&ID’s’), hazard and operability studies (‘HAZOPs’), as well as the selection of major process equipment and electrical distribution infrastructure.

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Signing of Wheeler River Benefit Agreements with Kineepik Métis Local #9 and the Village of Pinehouse Lake

In early July 2024, Denison announced the signing of a Mutual Benefits Agreement (‘MBA’) with Kineepik Métis Local #9 (‘KML’), and a Community Benefit Agreement (‘CBA’) with the northern Village of Pinehouse Lake (‘Pinehouse’), in support of the development and operation of Wheeler River.

The MBA acknowledges that Wheeler River is located within KML’s Land and Occupancy Area in northern Saskatchewan and provides KML’s consent and support to advance the project. Additionally, the MBA recognizes that the development and operation of Wheeler River can support KML in advancing its social and economic development aspirations, while mitigating the impacts on the local environment and KML members. The MBA provides KML and its Métis members an important role in environmental monitoring and commits to the sharing of benefits from the successful operation of Wheeler River – including benefits from community investment, business opportunities, employment and training opportunities, and financial compensation.

The CBA acknowledges that Pinehouse is the closest residential community to Wheeler River by road and relies on much of the same regional infrastructure that Denison will rely on as it advances the project. Pinehouse has provided its consent and support for Wheeler River, while Denison, on behalf of the Wheeler River Joint Venture (‘WRJV’), is committed to help Pinehouse develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the project.

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Signing of Sustainable Communities Investment Agreement

In March 2024, Denison signed a Sustainable Communities Investment Agreement with the municipalities of the Northern Village of Beauval, the Northern Village of Île-à-la Crosse, the Northern Hamlet of Jans Bay, and the Northern Hamlet of Cole Bay (the ‘Communities’).

The agreement with the Communities establishes commitments of Denison in support of community development initiatives, with consideration towards contributing to the current and future economic prosperity and sustainability of the Communities by promoting economic development and investments in capital projects, job creation and training, housing, education, and other initiatives.

As part of the agreement, the Communities have provided their consent and support for Wheeler River and have committed, amongst other things, to support all regulatory approvals issued for the project related to exploration, evaluation, development, operation, reclamation, and closure activities.

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Announcement of Planned Restart of McClean Lake Mining Operations

In January 2024, Orano Canada and Denison announced the planned restart of uranium mining operations on the McClean Lake property. Mining is expected to be carried out using the McClean Lake Joint Venture's (‘MLJV’) patented SABRE mining method and is planned to commence at the McClean North deposit in 2025. Activities during 2024, included the completion of the Pod 1 East SABRE pad, drilling four access holes at Pod 1 East, and associated procurement activities. A further four access holes are planned to be completed in the second quarter of 2025.

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Completion of Inaugural ISR Field Test Program at Midwest

In June 2024, Denison announced the completion of an ISR field test program at the Company’s 25.17% owned Midwest Uranium Project (‘Midwest’). The program involved drilling ten small diameter boreholes within the Midwest Main deposit primarily undertaken to evaluate site-specific conditions for ISR mining. A series of tests were successfully performed on each borehole, creating an extensive database of geological, hydrogeological, geotechnical, and metallurgical data and validating certain key assumptions in the previously completed internal conceptual mining study (the ‘Concept Study’) evaluating the potential use of ISR mining at Midwest (see Press Release dated April 12, 2023).

Denison carried out the Program in collaboration with Orano Canada, as operator and owner of 74.83% of the Midwest Joint Venture (‘MWJV’). Highlights from the program include:

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Confirmation of Hydraulic Conductivity: Pump and injection tests validated hydraulic connectivity in the test wells within the mineralized zone and achieved hydraulic conductivity values (a measure of permeability) consistent with the Concept Study. Sufficient permeability within the mineralized zone is a key criterion for the successful deployment of the ISR mining method.

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Demonstrated the Effectiveness of Permeability Enhancement: One method of permeability enhancement was successfully deployed within two wells, demonstrating the suitability of the method to the Midwest Main deposit. The efficiency of permeability enhancement was verified by comparison of pre- and post-permeability enhancement hydraulic testing.

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Metallurgical Samples Defined and Collected for Leaching Characteristics: Core samples representative of the Midwest Main deposit were collected during the program for use in future metallurgical tests to assess leaching characteristics.

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Acquisition of MaxPERF Tool Systems

In February 2024, the Company announced an acquisition of fixed and mobile MaxPERF Tool Systems from Penetrators Canada Inc. (‘Penetrators’). The MaxPERF Tool Systems have been successfully deployed several times as a method of permeability enhancement in ISR field studies conducted on the Company’s potential ISR mining projects, including at Phoenix. Penetrators has also agreed to work exclusively with Denison for a 10-year period with respect to the use of the MaxPERF Tool Systems for uranium mining applications, and related services, in Saskatchewan.

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Option of Non-Core Exploration Projects to Foremost Clean Energy Ltd.

In September 2024, Denison executed an option agreement with Foremost Clean Energy Ltd (‘Foremost’), which grants Foremost a multi-phase option to acquire up to 70% of Denison's interest in 10 non-core uranium exploration properties (collectively, the ‘Foremost Transaction’). Pursuant to the Foremost Transaction, Foremost would acquire such total interests upon completion of a combination of direct payments to Denison and funding of exploration expenditures with an aggregate value of up to approximately $30 million. In October 2024, Denison received an upfront payment in Foremost common shares. At December 31, 2024, Denison has a ~19.13% ownership interest in Foremost. If Foremost completes the remaining two phases of the Foremost Transaction Denison will receive further cash and/or common share milestone payments of $4.5 million and Foremost will fund $20 million in project exploration expenditures.

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Formation of Exploration Joint Ventures with Cosa Resources Corp.

In November 2024, Denison executed an acquisition agreement with Cosa Resources Corp. (‘Cosa’) for Cosa to acquire a 70% interest in three of Denison’s properties in the eastern portion of the Athabasca Basin region in northern Saskatchewan in exchange for approximately 14.2 million Cosa common shares, $2.25M in deferred equity consideration, and a commitment to spend $6.5 million in exploration expenditures on the properties. The transaction closed in early January 2025, pursuant to which Denison became Cosa’s largest shareholder (representing ~19.95% ownership interest in Cosa) and Denison and Cosa formed three uranium exploration joint ventures.

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Appointment of New Board Chair

In May 2024, following the results of the Annual General Meeting of Shareholders (‘AGM’) held in Toronto, Denison announced the appointment of Ms. Jennifer Traub as the Company’s new Board Chair. The former Board Chair, Mr. Ron Hochstein, did not stand for re-election at the AGM. Ms. Traub, who joined the Denison Board in 2021, is a partner in the Securities Group, and Co-Chair of the Mining Group, at Cassels Brock & Blackwell LLP, and has been recognized as a legal leader in the Canadian resource sector.

About Denison
Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix FS was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study (‘PFS’) was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Study (‘EIS’) submitted for regulatory and public review in October 2022.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes unmined uranium deposits (planned for extraction via the MLJV’s SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture (‘MWJV’)’s Midwest Main and Midwest A deposits, and a 70.32% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property (‘Waterbury’). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, and Andy Yackulic, P.Geo., Denison’s Vice President Exploration, who are both Qualified Persons in accordance with the requirements of NI 43-101.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the following: projections with respect to exploration, development and expansion plans and objectives, including the scope, objectives and interpretations of the FS, PFS and the Wheeler River technical de-risking process for the proposed ISR operation for the Phoenix deposit;

expectations with respect to the EA, EIS and licensing and permitting for proposed operations at Wheeler River, including the Hearing; expectations with respect to mine development and operations on the Wheeler River property, including discussions of an FID and timing for construction and achievement of first production; anticipated benefits of the transactions with Foremost and Cosa; expectations regarding the restart of mining operations at McClean Lake; expectations regarding the assessment of the amenability of ISR for THT and advancement of technical studies for the Midwest deposit; expectations regarding the performance of the uranium market and global sentiment regarding nuclear energy; expectations regarding Denison’s joint venture ownership interests; and expectations regarding the objectives and continuity of its agreements with third parties, including the MBA, CBA, and Sustainabilie Communities Investment Agreement. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of the FS and PFS may not be maintained after further testing or be representative of actual conditions within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation, engineering, and development work if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the MD&A dated March 13, 2025 under the heading ‘Risk Factors’. These factors are not, and should not be, construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.